

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 24, 2006

By U.S. Mail

Mr. Dennis R. Hernreich
Executive Vice President and Chief Financial Officer
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

>   **Re: Casual Male Retail Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2006**
>   **Filed March 31, 2006**
>   **File No. 0-15898**

Dear Mr. Hernreich:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   William Choi
>   Branch Chief